                                                                   EXHIBIT 99.2


                       (AMERICA SERVICE GROUP INC. LOGO)

                       N  E  W  S   R  E  L  E  A  S  E


FOR IMMEDIATE RELEASE

CONTACT:  MICHAEL CATALANO                          BRUCE A. TEAL
          PRESIDENT AND CHIEF EXECUTIVE OFFICER     EXECUTIVE VICE PRESIDENT AND
          (615) 376-1319                              CHIEF FINANCIAL OFFICER
                                                    (615) 376-1361

          AMERICA SERVICE GROUP ANNOUNCES RECORD FIRST QUARTER RESULTS

                           --------------------------

                 COMPANY ANNOUNCES SECOND ACQUISITION THIS YEAR

First Quarter Highlights:
-   Completed acquisition of Correctional Physician Services, Inc. (CPS)
-   Revenues increased 31% over first quarter of 1999
- Earnings per share, exclusive of preferred stock dividends, increased 167% over first quarter of 1999
-   EBITDA per share increased to $0.80 versus $0.67 for the first quarter of
    1999
- Senior bank debt reduced by an additional $2.3 million prior to CPS acquisition
- Today separately announced the acquisition of Correctional Health Services, Inc. (CHS)

NASHVILLE, Tennessee (April 24, 2000) - America Service Group Inc. (NASDAQ:ASGR) announced today record first quarter results. The Company also separately announced that it has executed a stock purchase agreement to acquire Correctional Health Services, Inc. (CHS).

         Michael Catalano, president and chief executive officer of America Service Group, said, "We are pleased to report solid first quarter financial results and our second acquisition this year. Clearly, our operating performance and financial strength have earned us a leadership position in the industry."

         Healthcare revenue for the first quarter of 2000 was $76.2 million, up 31% from $58.3 million in the year-ago quarter, primarily due to the Company's acquisition of EMSA Government Services (EMSA) during the first quarter of 1999. Net income was $1.7 million for the first quarter of 2000 compared with net income of $480,000 for the first quarter of 1999.

         Diluted earnings per share was $0.32 for the first quarter of 2000 compared with a loss per share of $0.42 for the first quarter of 1999, which was due to a $1.9 million noncash, nonrecurring preferred stock dividend. Excluding the impact of the noncash, nonrecurring dividend in 1999, diluted earnings per share for the first quarter of 1999 would have been $0.12.



                                     -MORE-

      105 Westpark Drive - Suite 300 - Brentwood,TN 37027 - 615-373-3100 -
                                Fax 615-376-9862

ASGR Reports First Quarter Results
Page 2
April 24, 2000


         Healthcare expenses as a percent of revenue for the first quarter of 2000 were 90.1%, a slight increase over 90.0% in the first quarter of 1999. In addition, selling, general and administrative expenses improved from 5.2% of revenues in the first quarter of 1999 to 4.3% of revenues in the first quarter of 2000.

         On March 29, 2000, the Company announced that it had acquired the Pennsylvania and New York operations of Correctional Physician Services, Inc.
(CPS) for $14 million through an asset purchase agreement whereby the contracts for the Eastern Region of the Pennsylvania Department of Corrections and the Yonkers Region of the New York Department of Correctional Services were assigned to Prison Health Services, Inc., an operating subsidiary of America Service Group. The two contracts provided services to approximately 21,000 inmates and produced revenues of approximately $41 million during 1999. CPS is a privately held company with headquarters located in Blue Bell, Pennsylvania.

         In a separate release dated April 24, 2000, the Company announced that it had signed an agreement to acquire the stock of Correctional Health Services, Inc. (CHS) for a purchase price of $17 million. CHS is a privately held company with headquarters in Verona, New Jersey. It presently has annualized revenues of approximately $19 million generated by 19 contracts providing services to 23 adult and juvenile detention and residential treatment facilities with a total average daily population of approximately 12,000 inmates. Closing of the CHS transaction is subject to customary regulatory clearance and is expected on June 1, 2000.

         A listen-only simulcast of America Service Group's first quarter conference call will be available online at www.asgr.com or www.streetevents.com on April 25, 2000, beginning at 11:00 a.m. Eastern time. The online replay will follow immediately and continue for 30 days.

         America Service Group Inc., based in Brentwood, Tennessee, is a leading provider of correctional healthcare services in the United States. Subsequent to the CPS and CHS transactions, America Service Group Inc., through its subsidiaries, contracts with 123 government agencies to provide a wide range of managed healthcare programs for approximately 165,000 patients. The Company employs over 4,600 medical, professional and administrative staff nationwide.

         This press release may contain "forward-looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in the Company's filings with the Securities and Exchange Commission.



                                     -MORE-

ASGR Reports First Quarter Results
Page 3
April 24, 2000



                           AMERICA SERVICE GROUP INC.
                              FINANCIAL HIGHLIGHTS
                      (In thousands, except per share data)



                                                                             Three Months Ended
                                                          ----------------------------------------------------------
                                                          March 31,           % of       March  31,          % of
                                                            2000             Revenue       1999             Revenue
                                                            ----             -------       ----             -------
CONDENSED INCOME STATEMENT DATA:

Healthcare revenue                                         $ 76,169             100.0     $ 58,281             100.0
Healthcare expenses                                          68,626              90.1       52,478              90.0
                                                           --------         ---------     --------         ---------
Gross margin                                                  7,543               9.9        5,803              10.0
Selling, general and administrative expenses                  3,241               4.3        3,020               5.2
Depreciation and amortization                                   977               1.3          667               1.1
                                                           --------         ---------     --------         ---------
Income from operations                                        3,325               4.4        2,116               3.6
Interest, net                                                  (498)             (0.7)      (1,024)             (1.8)
                                                           --------         ---------     --------         ---------
Income before taxes                                           2,827               3.7        1,092               1.9
Provision for income taxes                                    1,132               1.5          612               1.1
                                                           --------         ---------     --------         ---------
Net income                                                    1,695               2.2          480               0.8
Preferred stock dividends                                       163               0.2        1,989               3.4
                                                           --------         ---------     --------         ---------
Net income (loss) attributable to common shares            $  1,532               2.0     $ (1,509)             (2.6)
                                                           --------         ---------     --------         ---------
Net income (loss) per common share:
     Basic                                                 $   0.41                       $  (0.42)
                                                           --------                       --------
     Diluted                                               $   0.32                       $  (0.42)
                                                           --------                       --------
     Diluted - exclusive of preferred stock dividends      $   0.32                       $   0.12
                                                           --------                       --------
Weighted average shares outstanding:
     Basic                                                    3,726                          3,575
                                                           --------                       --------
     Diluted                                                  5,346                          3,575
                                                           --------                       --------
     Diluted - exclusive of preferred stock dividends         5,346                          4,166
                                                           --------                       --------



                                                                                          March 31,       Dec. 31,
                                                                                            2000            1999
                                                                                            ----            ----
CONDENSED BALANCE SHEET DATA:

Cash and cash equivalents                                                                 $    451         $   444
Other current assets                                                                        48,369          48,467
                                                                                          --------         -------
Current assets                                                                              48,820          48,911
Cost in excess of net assets acquired                                                       58,664          44,548
Property and equipment, net                                                                  4,077           3,932
Other assets                                                                                 1,228           1,336
                                                                                          --------         -------

                                                                                          $112,789         $98,727
                                                                                          ========         =======

Current liabilities                                                                       $ 40,028         $39,413
Other liabilities                                                                            3,098           2,874
Long-term debt                                                                              37,200          25,500
Stockholders' equity                                                                        32,463          30,940
                                                                                          --------         -------

                                                                                          $112,789         $98,727
                                                                                          ========         =======



                                      -END-